Exhibit 99.1

Ad hoc Release

Publication of inside information pursuant to Article 17 MAR

Biofrontera AG approves modification of the US-IPO of Biofrontera Inc.

Leverkusen, Germany, October 27, 2021 – On July 6, 2021, Biofrontera AG announced that its US-subsidiary Biofrontera Inc. intends to raise capital by means of an initial public offering and a stock exchange listing in the United States (“IPO”). On October 1, 2021, Biofrontera AG announced that within the scope of the IPO, up to 3,450,000 shares of Biofrontera Inc. are to be placed with US-investors with a price range of USD 5.00 to USD 7.00 per share and that no existing shares of Biofrontera Inc. held by Biofrontera AG will be offered.

Based on consultation with the underwriters, Biofrontera Inc. now intends to modify these terms and conditions: Up to 3,565,000 units (“Units”) consisting of one new Biofrontera Inc. share and one warrant entitling the holder to one additional new Biofrontera Inc. share shall be offered in the IPO. The price range for the Units offered in the IPO is USD 5.00 to USD 7.00 per Unit. The price of a Unit is allocated between the share and the warrant. Each warrant has an exercise price equal to the initial public offering price and expires five years from the date of issuance.

The Management Board has resolved, with the consent of the Supervisory Board, that it is in favor of the above adjustments to the terms and conditions of the IPO being made by Biofrontera Inc.

A registration statement relating to the securities to be offered in the IPO has been filed with the U.S. Securities and Exchange Commission (SEC) but has not yet become effective. These securities may not be sold nor may offers to buy these securities be accepted prior to the time the registration statement becomes effective. This offering is being made only by means of a prospectus which has been filed with the SEC as part of a registration statement once it is effective.

This public disclosure of inside information according to article 17 MAR shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen

ISIN: DE0006046113

WKN: 604611

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Ad hoc Release

Contact:

Biofrontera AG

Tel: +49 (0214) 87 63 2 0, Fax: +49 (0214) 87 63 290

Email: ir@biofrontera.com

Forward-Looking Statements: Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering.

These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the annual report on Form 20-F filed with the SEC, including Item 3.D. “Key Information - Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

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